

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Teck Fong Kong
President, Director and Chief Executive Officer
CN Dragon Corporation
8/F Paul Y Centre
51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong

> **Re: CN Dragon Corporation**
> **Form 10-K**
> **Filed June 29, 2012**
> **Amendment No. 1 to Form 10-K**
> **Filed July 16, 2012**
> **File No. 000-53771**

Dear Mr. Teck Fong Kong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis …

Results of Operations

Comparison of the Years ended March 31, 2012 and 2011

1.   Please provide the disclosure required by Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

2.   We note your auditor has issued a going concern opinion. In future Exchange Act periodic reports, please revise to disclose the going concern opinion, describe the rate of negative cash flow per month and the period of time that available cash can sustain current operations. In addition, please identify in future periodic reports significant development milestones, material costs associated with those milestones, the sources of funds needed to cover those costs and expenses and explain how you will fund your operations for the next twelve months.

Item 10. Directors, Executive Officers and Corporate Governance

3.   Please provide the disclosure required by Item 407(d)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202) 551-3585 or Jennifer Gowetski at (202)551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Phillip E. Koehnke, Esq. (*via e-mail*)